December 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated
Amendment No.6to Form S-1
Filed on November 12, 2010
File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 29, 2010.

We are in default on some…, page 7

1.	Please clarify how many, if any, of the common shares referenced in this risk factor are registered pursuant to this registration statement.

Response:

The risk factor has been revised to disclose that all 88,000,000 of the share references are registered pursuant to this registration statement.

Selling Security Holders, page 13

2.	We note your response to prior comment 1. We also note the date as of which the release agreement is effective. Please tell us when the release agreement was executed by the parties.

Response:

The release agreement was executed by the parties of December 31, 2009.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

3.
Please tell us why you believe that the private placements to Gols are complete given that the amount of consideration for the shares (i.e., the amount of debt discharged) cannot be ascertained until after the eleven week period following effectiveness of the registration statement.

Response:

As noted in response to comment 2, the release agreement was executed on December 31, 2009. The shares were issued to Gols as follows:

October 22, 2007	125,000 shares
February 9, 2009:	15,089,049 shares
April 26, 2009:	38,231,767 shares
June 1, 2009:	35,160,833 shares

Accordingly, all of the shares issued to Gols were issued prior to the execution of the release agreement. The shares were issued directly under the promissory note dated October 22, 2007 (filed as exhibit 10.27). In particular, 88,481,649 of the shares were issued as penalty interest on the note. Please see Section 2(b) of Exhibit 10.27 which provides for certain penalty interest to be paid in shares of common stock. The remaining 125,000 shares were issued as additional consideration for the loan. Please see Schedule A to Exhibit 10.27. Accordingly, all of the shares were fully paid for at the time of issuance, prior to the execution of the release agreement. The release agreement will require the Company to make additional payments to Gols under certain conditions, but the release agreement will not under any circumstances require Gols to return any shares to the Company or provide any additional consideration for such shares. As such, the release agreement in no way changes the fact that the shares were fully paid for and the private placements for such shares were completed as of the dates of issuance, prior to the execution of the release agreement.

4.	In addition, given the terms of the release agreement, tell us why the shares to be offered by Gols should not be considered shares offered by or on behalf of the registrant.

Response:

Please refer to response to comment 3 above. The shares issued to Gols were issued in 2007 and 2009 and were fully paid for at the time of issuance. Gols made a loan to the Company, for investment purposes, in October 2007, which investment is the consideration provided by Gols for the shares. The release agreement was entered into in connection with the Company’s default under the note. As such, the release agreement in no way changes the fact that the shares were fully paid for and the private placements for such shares were completed as of the dates of issuance, prior to the execution of the release agreement.
The release agreement will require the Company to make certain payments to Gols in satisfaction of the note under certain conditions. Any such requirements to make such payments would be an obligation of the Company which the Company may be unable to meet, if required (and, as discussed in the registration statement, the Company has defaulted on numerous debt obligations and has limited working capital). As such, Gols has borne and continues to bear the risk of its investment in the Company.

Furthermore, under the factors to be considered for the availability of Rule 415 under the Securities Act Rules Compliance and Disclosure Interpretations 612.09, the shares to be offered by Gols would clearly not be considered shares offered by the registrant. In particular,every factor under 612.09 clearly indicates that the registration statement is for a secondary offering, as follows:

How long the selling shareholders have held the shares:

Gols has held the shares for a minimum of over 18 months. As such, Gols made an investment in the Company and holds the risk of ownership.  Further, even after the registration is declared effective, it will continue to bear the risk of ownership. Thus, this factor clearly argues in favor of the availability of Rule 415.

The circumstances under which the selling shareholders have received the shares.

As discussed above, the shares were issued under a note sold for cash in October 2007. Further, such transaction was exempt from registration pursuant to Sections 4(2) of the Securities Act.  This private placement constituted the primary offering by the Company. Furthermore, the private placement wasan arms length transaction. Thus, this factor clearly argues in favor of the availability of Rule 415.

Relationship to the issuer: Gols is not an affiliate of the issuer. Gols’ sole relationship to the issuer has been as an investor. This factor clearly argues in favor of the availability of Rule 415.

Whether the selling shareholders are in the business of underwriting securities.Gols is not the business of underwriting securities. This factor clearly argues in favor of the availability of Rule 415.

Amount of shares involved: The Company’s public float is approximately 1.75 billion shares. The number of shares included in the registration statement is approximately 5% of the public float. This factor clearly argues in favor of Rule 415.

Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer:

Based on the above discussion and facts, the Company respectfully submits that a reasonable person cannot conclude that the selling stockholder is acting as a conduit for the Company.  The selling stockholderacquired the securities as a result of providing financing to the Company in an arms length transaction, the selling stockholder does not hold a significant block of the Company’s voting securities and all shares were acquired over 18 months ago.Thus, the Company respectfully submits that Rule 415 is available for the offering.

5.	We note your response to prior comment 3 and reissue the comment. Note that you are required to file complete and fully executed copies of all exhibits.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Prior comment 3 related to exhibits for the selling stockholders who were investors under the 2007 Notes Financing. All of the investors under the 2007 Notes Financing have been removed as selling stockholders from the registration statement.

6.
We note your revisions to the second bullet of this section in response to prior comment 4.  However, your disclosure in this section continues to indicate that a portion of the shares offered under the prospectus are issuable upon the exercise of warrants.  Revise the prospectus for accuracy and clarity.

Response:

All references to warrants have been removed from selling security holder section.

Purchase of Disintegrator Patent, page 28

7.
We note your response to prior comment 7.  However, the meaning of your added language is unclear.  Specifically, clarify what you mean when you refer to “Mr. Roth’s personal sales efforts for any of the Company’s products.”

Response:

The language has been clarified by removal of the word “personal”.

Subsequent Events, page 36

8.
We note your revisions in response to prior comment 10; however, the shares disclosed as issued after September 16, 2010 are less than the difference between the shares outstanding on that date and the shares outstanding on the date of Amendment 5.  We therefore reissue the comment. In addition, we note that some of the issuances described in Item 15 on page 53, such as the shares issued to Lanktree, are not disclosed.  Please disclosure all issuances.

Response:

As of September 16, 2010, the Company had 1,997,332,907 shares of common stock outstanding. Amendment No. 5 discloses 2,028,627,109 shares outstanding as of September 30, 2010. See page 6 of amendment No. 5. The difference of 31,294,202 represents the following:

5,956,702 shares issued to Marc Massoglia on September 21, 2010

25,000,000 shares issued to Lanktree on September 29, 2010.
337,500 shares issued to Conrad Huss on September 29, 2010.

In amendment No. 6, the issuances to Lanktree and Conrad Huss on September 29, 2010 were described as having been made on October 5, 2010. See page 36 of amendment no. 6 which states, “On September 22, 2010, Lanktree gave notice to convert $100,000 of the $580,000 obligation on Note 1 to 25,000,000 shares of common stock at a conversion price of $0.004 per share, and on October 5, 2010, we issued these shares”,  and “In August 27, 2010 and October 5, 2010, on each date, the Company issued 337,500 shares of common stock in partial satisfaction of the fee.”  The reason these issuances were mistakenly described as having been made on October 5, 2010 was that, as a result of a clerical error, on September 29, 2010, a stock certificate in the amount of 25,000,000 shares was issued to Conrad Huss (instead of Lanktree as intended) and a stock certificate in the amount of 337,500 shares was issued to Lanktree (instead of Conrad Huss as intended), and on October 5, 2010, these stock certificates were cancelled and stock certificates in the correct amounts for each party were issued. Notwithstanding the clerical error, the Company deems the issuances to have been made on September 29, 2010, and this is reflected in amendment No. 7.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Financial Statements

9.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response:

The financial statements have beenupdated in accordance withRule 8-08 of Regulation S-X.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

10.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 7 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com